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ASML takes action to adjust its organization due to severe order slowdown
VELDHOVEN, the Netherlands, December 18, 2008 — ASML Holding NV (ASML) announces today that it has seen a severe deterioration in its order intake due to the global economic crisis. “Never before have we witnessed such a sharp and sudden fall-off in lithography system demand, triggered by an unprecedented mix of falling end-demand for semiconductors, weak memory prices and restricted access to capital for our customers,” said Eric Meurice, President and Chief Executive Officer of ASML. “This steep decline in our business activity is forcing us to adjust our organization in order to lower our cost base significantly by using the full flexibility of our business model, while maintaining our important strategic investments in research and development (R&D). Although painful for our stakeholders in the short term, the current effort offers ASML an opportunity to emerge healthier and fundamentally stronger when the overall semiconductor market recovers,” Meurice said.
ASML is making the following observations about the current quarter:
•	As a result of the severe slowdown, ASML expects sales in the fourth quarter of 2008 to be between EUR 450 million and EUR 500 million, compared with guidance issued on October 15 for sales of around EUR 530 million.

•	A sharp decline in new order intake, in addition to requests from customers to postpone backlog system deliveries, will translate into substantially lower sales in the first six months of 2009. We currently anticipate that sales in the first quarter of 2009 will be between EUR 180 million and EUR 250 million.

•	ASML will disclose full Q4 2008 results and Q1 2009 guidance as planned on January 15, 2009.

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ASML is implementing the following set of measures to structurally lower our cost base, while keeping intact our key R&D programs and a level of capacity to ramp production back to customer needs without lengthening lead times:
•	During the period Q4 2008 to Q2 2009, we will reduce our total workforce by more than 10 percent, comprising approximately 1,000 employees who are mainly on temporary contracts. Reductions will occur mostly at our Veldhoven headquarters site, at our manufacturing site in Wilton, Connecticut, and at our training site in Tempe, Arizona, which will be closed.

•	In the Netherlands, ASML will participate in a Labor Time Reduction Program, a temporary measure made possible by the Dutch government to help companies reduce working hours for employees without impacting their salaries. Employees receive part of their wages from the national unemployment fund, on condition they spend non-working hours on training and schooling. The plan is designed to protect employment in viable industries during an exceptionally severe downturn such as the current one. We intend to apply for an extension of the ruling for a period of at least six months. Labor Time Reduction Programs will also be implemented at our Wilton site and at some field sites.

•	ASML plans to shut down production facilities for a total of four weeks, spread over Q1 and Q2 of 2009.

•	ASML will further reduce discretionary expenses, including contracted activities, salary raises and miscellaneous consumption.

•	Due to the anticipated lower level of sales volume in the coming year and the introduction of new, more cost-competitive, scanner models, ASML will take impairment charges on certain inventories and assets.

•	The costs associated with the above measures are expected to be between EUR 120 million and EUR 150 million, and the majority will be incurred in the fourth quarter of 2008. The precise amount will be included in the Q4 2008 results announcement on January 15, 2009.
The implementation of these measures, in addition to earlier actions taken within a 6-month old program to improve overall efficiency, will result in a cost reduction of more than EUR 50 million per quarter by Q1 2009 (EUR 200 million annualized) compared with the cost structure run rate in Q2 2008. The cost savings will come mainly from cost

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of goods (relating to ASML’s manufacturing and service costs) and SG&A, while efficiency programs will also allow us to reduce R&D expenses without impacting our key research and development programs for next generation lithography systems.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML serves chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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